December 10, 2015

VIA UPS NEXT DAY AIR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Armstrong Energy, Inc.
Form 10-K for the year ended December 31, 2014
Filed March 26, 2015
File No. 333-191182

Dear Mr. Reynolds:

On behalf of Armstrong Energy, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as required by your letter of December 1, 2015 to Mr. Martin D. Wilson, President of the Company. Our responses are numbered to correspond with the numbered comments contained in the December 1, 2015 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.

Item 1. Business

Our Coal Preparation Facilities page 5

1.	In future filings please disclose the productive capacity and extent of utilization of each coal preparation facility pursuant to the Instructions to Item 102 of Regulation S-K.

Response:

In future filings, we will expand our disclosures to include the productive capacity and utilization of each of our coal preparation facilities pursuant to the Instructions to Item 102 of Regulation S-K.

Item 2. Properties

Coal Reserves page 34

2.	We note your disclosure of 59,666 thousand tons of Survant Underground reserves and 198,123 thousand tons of Thoroughbred reserves. Please forward to our engineer as supplemental information and not as part of your filing, your technical reports associated with these mineral reserves pursuant to paragraph (c) of Industry Guide 7. This information should include:

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacing used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology, and topography.

•	A detailed description of your procedures for estimating reserves.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.

You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Response:

The Company has provided, as supplemental material, the requested information on a CD, formatted as Adobe PDF files. The Staff may contact me at the number provided below to coordinate the discussion regarding any technical questions by the Staff about the Company reserves.

*******************

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (314) 721-8202 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Jeffrey F. Winnick
Jeffrey F. Winnick
Vice President and Chief Financial Officer

cc:	Mr. John Coleman/U.S. Securities and Exchange Commission
Mr. David W. Braswell, Esq./Armstrong Teasdale LLP
Mr. Martin D. Wilson/Armstrong Energy, Inc.

3